                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-28323



                               OPEN MARKET, INC.

                                738,503 SHARES


                                 COMMON STOCK

                                   ________



     This Prospectus relates to the registration of 738,503 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of Open Market, Inc. ("Open Market" or the "Company"). The Shares may be offered and sold from time to time for the account of certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholders in a private placement made in connection with the acquisition by the Company of Waypoint Software Corporation ("Waypoint") pursuant to the terms of a Stock Purchase Agreement among the Company, Waypoint and the Selling Stockholders. The Shares may be offered and sold in transactions quoted on the Nasdaq National Market (the "NNM"), in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution." The Selling Stockholders and any agents or broker-dealers that participate with any of the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by the Selling Stockholders and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "The Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares but will bear all expenses incurred in effecting the registration of the Shares, including all registration and filing fees, printing expenses, and the legal fees of counsel to the Company. The Selling Stockholders will bear all brokerage or underwriting expenses or commissions, if any, applicable to the Shares.

     The Common Stock is traded on the NNM under the symbol "OMKT." On June 11, 1997, the last reported sale price of the Common Stock on the NNM was $11.125 per share.

     SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                _______________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 12, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, materials filed by the Company can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electric Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Shares to be offered and sold by means of this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     There is incorporated herein by reference and made a part hereof, each of which is on file with the Commission, (i) the Current Report on Form 8-K of the Company dated February 27, 1997, (ii) the Current Report on Form 8-K of the Company dated March 24, 1997, as amended on May 23, 1997, (iii) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996,
(iv) the proxy statement for the Company's Annual Meeting of Stockholders held on May 21, 1997, (v) the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1997 and (vi) the description of the Common Stock contained in the Company's registration statement filed pursuant to Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description filed by the Company.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares registered hereby shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Open Market, Inc., 245 First Street, Cambridge, Massachusetts 02142, Attention: Investor Relations (telephone: (617) 949-7000).

                                  THE COMPANY

     General. The Company develops, markets, licenses and supports high performance software products that allow its customers to engage in business-to-consumer and business-to-business Internet commerce and to deploy Internet-based business applications within an enterprise ("Intranet"). Open Market's innovative technology enables the separation of the management of business transactions from the management of content, thereby allowing companies to securely and centrally manage business transactions using content located on multiple distributed Web servers. The Company's products permit functions such as order taking, authorization, payment processing, security and customer service to be performed centrally by a "back office" transaction management system, allowing businesses to focus on management of the "front office" content at their distributed Web sites.

     The Company's objective is to be a leading supplier of comprehensive, integrated, high performance software products to enable businesses to manage Internet business transactions and Intranet applications. To achieve this objective, the Company is pursuing the following strategies:

     *  Focus on providing Internet software for business
     *  Promote the Company's product "SecureLink" as an industry standard
     *  Support open systems
     *  Provide enhanced security
     *  Continue to develop technology and marketing relationships
     *  Implement comprehensive distribution strategy
     *  Identify market opportunities

     During 1996, the Company saw strong demand for Internet commerce solutions across a variety of markets, including: retail, financial services, software distribution, entertainment, media, government and others. In particular, the Company has seen early opportunities in the following growing markets: commerce service providers, business-to-business catalogs and information commerce.

     To enhance Open Market's lead in the key business-to-business catalog market, in February 1997, Open Market acquired Waypoint Software Corporation ("Waypoint") which specializes in the business-to-business industrial catalog segment of the Internet. Waypoint's software enables rapid development of business-to-business catalogs for the Internet and quick retrieval of complex product information for product specifiers in the manufacturing industry. Waypoint brings to Open Market cutting-edge technology and expertise which Open Market believes will benefit companies in the computer, Internet, mechanical, and instrumentation fields by providing the user with the power to retrieve manufacturers' product information from online catalogs.

     In March 1997, Open Market acquired Folio Corporation, a leading supplier of software for managing business-critical information ("Folio"). This acquisition will result in an Internet-based solution for companies engaged in the $16 billion "Information Commerce" market. The potential benefits of this acquisition extend throughout Open Market's existing customer base. Commerce service providers who are using Open Market software to deliver Internet commerce transaction services, can add new value to merchants selling information-based products. For business-to-business industrial catalogers, the Open Market/Folio combination will provide a fast route to digital transactions.

     In 1996, a number of major financial institutions, telecommunications companies and information service providers began using Open Market's software to build Internet commerce infrastructure - one that enables them to offer commerce services to their business customers.

     The Company is incorporated in Delaware. Its principal executive offices are located at 245 First Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 949-7000.

                                 RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this Prospectus.

RAPID TECHNOLOGICAL CHANGE

     The computer software industry is characterized by rapid technological change. As a result, there is uncertainty about the widespread acceptance of new products which can cause significant delays in the sales cycle. The Company must continue to upgrade its own technologies and commercialize products and services incorporating such technologies, which may also lengthen the sales cycle.

DEVELOPING INTERNET MARKET

     The market for the Company's Internet products and services has only recently begun to develop and is rapidly evolving. If the market fails to develop or develops more slowly than expected, the Company's operating results could be materially adversely affected.

RECENT ACQUISITIONS

     In February 1997 and March 1997, the Company completed the acquisitions of Waypoint and Folio, respectively. There can be no assurance that these businesses or their products will be successful, that the Company will successfully integrate these businesses into the Company, or that the Company will achieve the desire synergies from the transactions.

PRODUCT RELEASE SCHEDULES

     Delays in the planned release of the Company's new products or upgrades of existing products may adversely affect forecasted revenues, and create operational inefficiencies resulting from staffing levels designed to support the forecasted revenues.

COMPETITION

     The Internet is characterized by an increasing number of market entrants that have introduced or developed products and services for commerce and information management on the Internet. The Company's operating results will be affected by the number of competitors and their pricing strategies and market acceptance of their products.

DEPENDENCE ON PERSONNEL

     The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel, and its continuing ability to attract and retain highly qualified technical and managerial personnel.

PRICING

     Future prices that the Company is able to charge for its products may decline from historical levels due to competitive reasons and other factors.

LIMITED OPERATING HISTORY

     The Company has a limited operating history. The Company's ability to successfully market its existing products and to develop and market new products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets.

QUARTERLY OPERATING RESULTS

     The Company's expense levels are fixed in advance and based in part on its expectations as to future revenues. Quarterly sales and operating results will generally depend on the volume and timing of and ability to fulfill orders received within the quarter.

FOREIGN EXCHANGE

     To the extent that foreign currency exchange rates fluctuate in the future, the Company may be exposed to continued financial risk. Although the Company attempts to limit this risk by denominating most sales in the United States dollars and limiting the amount of assets in its foreign operations, there can be no assurance that the Company will be successful in limiting its exposure.

ACCOUNTING STANDARDS

     Accounting standards, including those promulgated by the American Institute of Certified Public Accountants ("AICPA") and the Financial Accounting Standards Boards ("FASB"), change frequently. The AICPA has proposed changes in software revenue recognition, which the Company does not believe will impact its operating results. The recently adopted FASB pronouncement on employee stock option plans also has not had a material effect on the Company's results of operations. There can be no assurance that these or future pronouncements will not impact the Company's future operating results.

LITIGATION

     Litigation regarding intellectual property rights, copyrights and patents is increasingly common in the software industry. In addition, the Company faces litigation risks with respect to other general corporate matters that may arise in connection with its normal operations.

INFLATION

     To date, inflation has not had a significant impact on the Company's operations. While management expects this trend to continue in the short-term, the long-term outlook is uncertain.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                                THE ACQUISITION

     Pursuant to a Stock Purchase Agreement, dated February 4, 1997 (the "Stock Purchase Agreement"), by and among Open Market, Waypoint and the Selling Stockholders, Open Market acquired all of the outstanding shares of capital stock of Waypoint. As payment of the purchase price, Open Market issued 738,503 shares of its Common Stock to the Selling Stockholders and issued options to acquire 5,756 shares of Common Stock of the Company to Waypoint option holders.

     Pursuant to the terms of the Stock Purchase Agreement, 49,325 shares of the Common Stock of the Company issued to the Selling Stockholders were placed in escrow as a source of indemnification for Open Market. Fifty percent of these shares will be released from escrow on August 12, 1997 and February 12, 1998, respectively, except for any shares which are earlier distributed in accordance with the terms of the escrow or required to be retained in escrow to secure any claim for indemnification made by Open Market prior to such date.

                           THE SELLING STOCKHOLDERS

     The Selling Stockholders are the former stockholders of Waypoint. The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholders in connection with the acquisition of Waypoint by Open Market. See "The Acquisition."

     At May 29, 1997, there were 30,682,816 shares of Common Stock of the Company issued and outstanding.

     The table below sets forth certain information with respect to the Selling Stockholders. Except as described below, none of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years.

                                                                               Percentage
                                                                                of Common
                                                                                Stock of
                            Number of                                         the Company
                            Shares of                   Number of             owned by the
                           Common Stock                 Shares of          Selling Stockholders
                     beneficially owned by the         Common Stock     ----------------------------
                        Selling Stockholders              Offered          Before the       After the
       Name            as of June 2, 1997 (1)           Hereby(2)          Offering        Offering
       ----            -----------------------         -------------     -----------------  ---------
Gregory Erman                    246,631                 246,631                 *               0

Christopher Williams             123,315                 123,315                 *               0

Michael Sullivan                 123,315                 123,315                 *               0

Zero Stage Capital V
Limited Partnership              115,407                 115,407                 *               0

BancBoston Ventures Inc.         115,407                 115,407                 *               0

Michael Barach                    14,428                  14,428                 *               0
                                 -------                 -------
     Total                       738,503                 738,503
                                 -------                 -------

_______________________
* Less than 1.0% of the number of shares of Common Stock outstanding.

(1) Includes shares placed in escrow pursuant to the terms of the Stock Purchase Agreement as follows: Mr. Erman (24,663); Mr. Williams (12,331) and Mr. Sullivan (12,331).

(2) Pursuant to the terms of the Stock Purchase Agreement, each Selling Stockholder agreed that it would not sell more than 50% of the shares of Common Stock of the Company issued or issuable to such Selling Stockholder thereunder prior to December 1, 1997.

     Information concerning the Selling Stockholders may change from time to time and any such changed information will be set forth on supplements to this Prospectus if and when necessary.

                             PLAN OF DISTRIBUTION

GENERAL

     The Company has been advised by the Selling Stockholders that, as of the date hereof, they have not made any arrangement with any broker for the offering or sale of the Shares. Brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Stockholders or from purchasers of such securities. Such brokers, dealers or agents may also purchase and resell shares of Common Stock of the Company for their own account. The Selling Stockholders and such brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although each of the Selling Stockholders disclaims such status. Any commissions, discounts or profits received by such brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker or dealer may act as a broker or dealer on behalf of one or more of the Selling Stockholders in connection with the offering of certain of the Shares by Selling Stockholders.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.

     Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder which may limit the timing of purchases and sales of such Shares. All of the foregoing may affect the marketability of such Shares.

     The Company has agreed to pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions and discounts of agents or dealers. Such expenses (excluding such commissions and discounts) are estimated to be approximately $35,000.

     The Shares offered hereby may be offered and sold by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Such sales may be made pursuant to an underwritten offering or pursuant to one or more of the following methods (among others): (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the Shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

     The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales of the Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably.


                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Hale and Dorr LLP, 60 State Street, Boston, MA 02109.


                                    EXPERTS

     The consolidated financial statements of Open Market, Inc. and the financial statements of Folio Corporation incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, with respect thereto, are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

          _______________


          TABLE OF CONTENTS

                                     PAGE
                                     ----
Available Information................ 2
Documents Incorporated by
 Reference........................... 2
The Company.......................... 3
Risk Factors......................... 4
Use of Proceeds...................... 5
The Acquisition...................... 5
The Selling Stockholders............. 5
Plan of Distribution................. 7
Legal Matters........................ 7
Experts.............................. 7


         738,503 Shares

        OPEN MARKET, INC.

          COMMON STOCK

          ___________

           PROSPECTUS
          ___________

          June 12, 1997

================================================================================